KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024
April 11, 2008
John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	KB Home Form 10-K for the Fiscal Year Ended November 30, 2007 File No. 001-09195
Dear Mr. Hartz:
This letter responds to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 5, 2008 regarding the Form 10-K for the Fiscal Year Ended November 30, 2007 (the “2007 Form 10-K”) we filed with the Commission on January 29, 2008.
Below we have reprinted these comments in bold, followed by our responses.
Form 10-K for the Fiscal Year Ended November 30, 2007
Form 10-K Cover Page
1.	Since you reflect that your market capitalization value exceeds $4 billion, it appears that you may be a well known seasoned issuer. Please revise future filings to accurately reflect your status.
Response
Our future filings will reflect this comment.
Risk Factors, page 11
2.	In future filings, please revise the first paragraph in this section. All material risks should be described. If risks are not deemed material, you should not reference them.
Response
Our future filings will reflect this comment.

Legal Proceedings, page 18
3.	For each of the shareholder derivative, ERISA, and storm water actions, please tell us, with a view toward future disclosure, the dollar amount of the relief sought.
Response
The complaints in the shareholder derivative and ERISA actions do not specify the dollar amount of relief sought. At this time, we cannot predict what dollar amount, if any, ultimately may be sought in either of these actions. In future filings, we will disclose that money damages sought in these actions are unspecified. If and when a specific dollar amount of relief is sought in any of these actions, we will evaluate the materiality of the information in light of our disclosure obligations to our investors.
In the storm water matter, the Department of Justice (“DOJ”) tentatively asserted in 2004 that unspecified civil penalties and injunctive relief might be warranted based on its view that we had violated certain regulatory requirements applicable to storm water discharges at certain of our construction sites. To resolve this matter, the DOJ will want us to pay civil penalties and sign a consent decree affecting our storm water pollution practices at construction sites. However, the amount of civil penalties (the dollar amount of relief sought) and the terms of the consent decree have not been resolved. In future filings, we will disclose that money damages sought in this matter are unspecified. If and when a resolution is reached on this matter, we will disclose all material information regarding the terms of such resolution.
Management’s Discussion and Analysis, page 25
Homebuilding Segments, page 31
4.	We note that your disclosure does not include a discussion of the changes in the gross margin and the selling, general and administrative expenses that comprise your segment pretax income. In this regard, please revise future filings to include an analysis of the changes in your gross profit and other expenses on a segmental basis, as we believe this discussion would provide investors with a better understanding of segment results. Please refer to Release No. 33-8350, Interpretation — Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations for guidance.
Response
Our future filings will reflect this comment.

Critical Accounting Policies, page 40
General
5.	We note your $1.18 billion charge related to inventory impairments and land option contract abandonments recorded during fiscal 2007. Given the significance of this charge, it appears that you should disclose more details about your critical accounting policy for impairments and abandonments to provide investors with sufficient information about the insight of and assumptions used by management in regard to how you determined the amount of the charge, the potential likelihood of future charges, as well as the recoverability of your remaining inventories and land options. Your critical accounting policy should also:
•	Provide a detailed discussion of how you performed your impairment analysis under SFAS 144.
•	Separately quantify and address the inventory impairments and land option abandonments, by reportable segment, including the number of subdivisions/projects that were evaluated for impairment. Please discuss how you determined the amount of the charge that was necessary and the assumptions you used in such determination, as well as the bases for these assumptions. Also, please disclose the number of subdivisions/projects that were impaired and their remaining carrying values.
•	Provide a discussion of cancellation rates by reportable segment.
•	Provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.
Please provide this critical accounting policy in future filings, as well as show us, supplementally, in your response, what this disclosure will look like.
Response
Our future filings will reflect this comment.
In future filings, we will provide expanded disclosures in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), substantially as follows:
CRITICAL ACCOUNTING POLICIES
Inventory Impairments and Abandonments. Each parcel or community in our owned inventory is assessed to determine if indicators of potential impairment exist. If indicators of potential impairment exist for a parcel or community, the identified inventory asset is evaluated for recoverability in accordance with Statement of

Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Impairment indicators are assessed separately for each parcel or community on a quarterly basis and include, but are not limited to: significant decreases in sales rates, average selling prices, home delivery volume or gross margins; significant increases in budgeted land development and construction costs or cancellation rates; or projected losses on expected future housing or land sales. When an indicator of potential impairment is identified, we test the asset for recoverability by comparing the carrying amount of the asset to the undiscounted future net cash flows expected to be generated by the asset. The undiscounted future net cash flows are impacted by our expectations related to: market supply and demand, including estimates concerning average selling prices; sales incentives; sales and cancellation rates; and anticipated land development, construction, and overhead costs to be incurred. These estimates are specific to each community and may vary among communities.
A real estate asset is considered impaired when its carrying amount is greater than the undiscounted future net cash flows the asset is expected to generate. Impaired real estate assets are written down to fair value, which is primarily based on the estimated future cash flows discounted for inherent risk associated with each asset. These discounted cash flows are impacted by: the risk-free rate of return; expected risk premium based on estimated land development, construction and delivery timelines; market risk from potential future price erosion; cost uncertainty due to development or construction cost increases; and other risks specific to current conditions in the market in which the asset is located. These factors are specific to each community and may vary among communities.
Our optioned inventory is assessed to determine whether it continues to meet our internal investment standards. Assessments are made separately for each parcel on a quarterly basis and are affected by, among other factors: current and/or anticipated sales rates, average selling prices, home delivery volume and gross margins; estimated land development and construction costs; and projected profitability on expected future housing or land sales. When a decision is made to no longer exercise land option contracts due to market conditions and/or changes in market strategy, we write off the costs, including non-refundable deposits and pre-acquisition costs, related to the abandoned projects.
The value of the land and housing inventory we currently own or control depends on market conditions, including estimates of future demand for, and the revenues that can be generated from, such inventory. We have analyzed trends and other information related to each of the markets where we do business and have incorporated this information as well as our current outlook into the assumptions we use in our impairment analyses. Due to the judgment and assumptions applied in the estimation process with respect to impairments and abandonments, it is possible that actual results could differ from those estimated.
We believe the carrying value of our remaining inventory is currently recoverable. However, if housing market conditions worsen in the future beyond our current expectations, or if future changes in our marketing strategy significantly affect any key assumptions used in our fair value calculations, we may need to take additional charges in future periods for abandonments or inventory impairments, or both, related to existing assets. Any such non-cash charges would have an adverse effect on our consolidated financial position and results of operations.
HOMEBUILDING SEGMENTS [MD&A]
The following tables present inventory impairment and abandonment information relating to our homebuilding reporting segments:

	Three months ended
	February 29, 2008	February 28, 2007
Inventory impairments:
West Coast	$52,114	$932
Southwest	52,010	—
Central	17,285	300
Southeast	58,915	3,781

Total	$180,324	$5,013

Inventory abandonments:
West Coast	$—	$1,695
Southwest	187	103
Central	—	720
Southeast	7,064	1,166

Total	$7,251	$3,684

During the quarter ended February 29, 2008, we recognized pretax, non-cash charges of $180.3 million for inventory impairments compared to $5.0 million in the year-earlier quarter. The inventory impairments in the first quarter of 2008 were largely triggered by price reductions we implemented in certain markets due to competitive pressures, weak demand, increasing levels of housing inventory in the marketplace and tighter consumer mortgage underwriting standards. The higher impairment charge recorded in the first quarter of 2008 compared to the first quarter of 2007 reflects the persistent and intensifying deterioration of housing market conditions, including an oversupply of new and resale homes, rising foreclosure activity, intensifying competition for sales, reduced affordability for potential homebuyers, ongoing turmoil in the consumer mortgage lending and other credit markets, and eroding consumer confidence due to a general downturn in the economic activity and job creation. These conditions drove down sales prices and operating margins and depressed the fair value of new homes in many of our communities.
The deteriorating market conditions were evident in our cancellation rates, which increased in each of our homebuilding segments in the first quarter of 2008 compared to the year-earlier quarter. In the West Coast segment, our first quarter cancellation rate increased to 41% in 2008 from 28% in 2007, and in the Southwest segment the cancellation rate rose to 56% from 34%. In the Central segment, we experienced a cancellation rate of 70% in the first quarter of 2008 compared to 40% in the year-earlier quarter. In our Southeast segment, our cancellation rate increased to 50% in the first quarter of 2008 from 34% in the year-earlier quarter.
Difficult market conditions also depressed land values and led us to terminate our land option contracts on potential projects that no longer met our internal investment standards. In the first quarter of 2008, pretax, non-cash charges associated with land option contract abandonments totaled $7.3 million compared to $3.7 million in the first quarter of 2007.
Our land sales in the first quarter of 2008 generated losses of $76.1 million, which included $77.2 million of pretax, non-cash impairment charges related to planned future land sales as a result of strategic decisions to monetize land and other interests in certain markets where we are winding down development activity and not making additional investments. In the first quarter of 2007, land sales produced a loss of $4.4 million, which included $3.2 million of pretax, non-cash impairment charges related to planned future land sales.
Inventory impairments occurred in each of our homebuilding reporting segments in the first quarter of 2008. Impairments in our Central segment were less severe than in other segments, in part, because overall property value depreciation in that segment has been less severe than in the West Coast, Southwest and Southeast segments. As of February 29, 2008, the aggregate carrying value of inventory that had been impacted by pretax, non-cash impairment charges was $1.48 billion, representing 156 communities and various other land parcels. As of November 30, 2007, the aggregate carrying value of inventory that had been impacted by pretax, non-cash impairment charges was $1.35 billion, representing 144 communities and various other land parcels.
6.	Please supplementally address for us whether you had any materially significant subdivisions/projects for which the estimated future undiscounted cash flows were close to their carrying values. If so, please tell us what consideration you have given to providing investors with an understanding of the risk associated with potential future impairments of these subdivisions/projects in your MD&A.
Response
We continually monitor each of our communities for potential impairment to ensure we have adequate information to manage our business and to identify and report to investors in a timely manner the trends or other key factors that may materially affect our business. When we evaluate communities for potential impairment, we utilize various assumptions which include but are not limited to: future selling prices, sales incentives, estimated development and production costs, and obtaining governmental approvals, all of which are subject to changes in local market, governmental or other community-specific conditions. There are also many factors that influence actual results within each of our communities, such as fluctuations in demand and homebuyer preferences, changes in the type of product being

•	ffered, and sales strategies. These factors are specific to each local market and community. As a result, the expected undiscounted future net cash flows for our unimpaired communities exceeded their respective carrying values by a wide range of amounts, and we do not believe there is a practical way to classify our active communities based on characteristics of risk that would be meaningful to investors. In addition, we do not consider any single community to be material.
In preparing our 2007 Form 10-K, we identified the need to communicate to investors risks associated with potential future impairments in light of the prolonged downturn in the housing market. As a result, we expanded and enhanced our discussion of such risks in the 2007 Form 10-K in a manner that we felt provided investors with meaningful information about such risks. Below are excerpts of some of these disclosures included in the MD&A section of our 2007 Form 10-K:
MD&A — page 29
“Further deterioration in housing market conditions may lead to additional non-cash impairment charges in the future or cause us to reevaluate our strategy concerning certain assets that could result in future charges associated with the abandonment of land option contracts.”
MD&A — page 44
“...we believe 2008 will be another tough year for the homebuilding industry and see no indication that housing markets struggling with a significant oversupply of homes available for sale are stabilizing. We believe the moderating sales activity and significant pricing and margin pressures that affected the homebuilding industry throughout 2007 will continue, and may deepen, until current new and resale home inventory levels are in better balance with demand, and it is not clear when this may occur. As a result, we do not expect our delivery volume and related revenues to improve in 2008, and we may need to take additional charges for inventory impairments in the future. In addition, our 2008, and possibly 2009, results may be negatively affected if there is a downturn in the general economy, a decrease in job growth and/or a decline in overall consumer confidence that further prolongs the recovery of the housing markets.”
In addition to the above MD&A disclosures in our 2007 Form 10-K, we also included the following specifically tailored discussion of risks associated with future impairments in our Risk Factors section:
Risk Factors — page 13
“...if the current challenging and highly competitive conditions in the homebuilding market persist, we may be required to decrease prices in an attempt to stimulate sales volume. This potential lowering of sales prices, in addition to impacting our margins on new homes, may also reduce the value of our land inventory and make it more difficult for us to recover the full cost of previously purchased land in new home sales prices or, if we choose, in the disposition of land assets. In addition, depressed land values may cause us to forfeit deposits on land option contracts if we cannot satisfactorily renegotiate the purchase price of the optioned land. We may incur non-cash charges for inventory impairments or land option contract abandonments if the value of our inventory is so reduced or if we choose not to exercise land option contracts.”
“The value of the land and housing inventory we currently own or control depends on market conditions, including estimates of future demand for, and the revenues that can be generated from, such inventory. The market value of our land inventory can vary considerably because there is often a significant amount of time between our initial acquisition of land and the delivery of homes on that land. The downturn in the housing market has caused the fair market value of certain of our inventory to fall, in some cases well below the estimated fair market value at the time we acquired it. Depending on our assessment of fair market value, we may need to write down the carrying value of certain of our inventory and take corresponding non-cash charges against our earnings to reflect the impaired value. We may also abandon our interests in certain land inventory that no longer meets our internal investment standards, which would also require us to take non-cash charges. If the current downturn in the housing market continues, we may need to take additional charges against our earnings for abandonments or inventory impairments, or both. Any such non-cash charges would have an adverse effect on our consolidated results of operations.”
We will endeavor to continue to incorporate this kind of information in future filings with a view to providing investors with an understanding of the material risks associated with potential future impairments.
Goodwill, page 42
7.	Given the significance of your goodwill impairment charge, please revise future filings to provide a detailed description of the valuation methods you used to determine if goodwill is impaired and how you calculated cash flows for your impairment test, including the assumptions used to support recoverability. Your discussion should identify your reporting units as defined by SFAS 142 and address whether you have any reporting units with declining fair values and/or fair values close to their carrying value.
Response
Our future filings will reflect this comment.
Financial Statements, page 47
Consolidated Balance Sheets, page 49
8.	The amount that you classify as accrued expenses and other liabilities is greater than 25% of your total liabilities in each period. Please tell us what consideration you have given to the requirement to state separately any liabilities that exceed 5% of total liabilities. Please refer to Article 5-02 of Regulation S-X for more guidance on this issue.
Response
In developing disclosures for our 2007 Form 10-K, we adhered to the requirements of Article 5-02 of Regulation S-X which provides: “State separately, in the balance sheet or in a note thereto, any item not properly classified in one of the preceding liability captions which is in excess of 5% of total liabilities.”
In this regard, we disclosed in the notes to our consolidated financial statements in the 2007 Form 10-K items that exceeded 5% of total liabilities (representing a threshold of $192 million in 2007 and $257 million in 2006). The only item within accrued expenses and other liabilities that exceeded the 5% threshold at November 30, 2007 and 2006 was the amount related to land option contracts recorded in accordance with Statement of Financial Accounting Standards No. 49, “Accounting for Product Financing Arrangements” (“SFAS No. 49”), which totaled $221.1 million in 2007 and $434.2 million in 2006 and is disclosed in the 2007 Form 10-K in “Note 7. Consolidation of Variable Interest Entities” on page 61 as follows:
“The Company also evaluates land option contracts in accordance with SFAS No. 49 and increased inventories, with a corresponding increase to accrued expenses and other liabilities, on its consolidated balance sheets by $221.1 million at November 30, 2007 and $434.2 million at November 30, 2006, as a result of its evaluations.”
In future filings, we will continue to consider the guidance in Article 5-02 of Regulation S-X to ensure our disclosures provide meaningful detail for the users of our financial statements concerning the composition of our liabilities.
Note 12 — Commitments and Contingencies, page 66
9.	In future filings, please provide your warranty liability rollforward for each period for which an income statement is presented. Please see paragraph 14b of FASB Interpretation No. 45 for guidance.
Response
Our future filings will reflect this comment.
* * *
We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We sincerely hope that this letter appropriately responds to each of the Staff’s comments and questions. If you have any further questions or comments, please do not hesitate to contact me at 310-231-4028, Domenico Cecere, our Executive Vice President and Chief Financial Officer at 310-231-4014 or Wendy C. Shiba, our Executive Vice President, General Counsel and Corporate Secretary, at 310-231-4080.
Sincerely,
/s/ WILLIAM R. HOLLINGER
William R. Hollinger
Senior Vice President and Chief Accounting Officer

cc:	Brigitte Lippmann, Staff Attorney
Pamela Long, Assistant Director
Dale Welcome, Staff Accountant
(U.S. Securities and Exchange Commission)

Domenico Cecere, Executive Vice President and Chief Financial Officer
Wendy C. Shiba, Executive Vice President, General Counsel and Corporate Secretary (KB Home)